Data Storage Corporation
401 Franklin Avenue
Garden City, N.Y

May 3, 2012
BY EDGAR

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Data Storage Corporation
Registration Statement on Form S-1, as amended (Registration No. 333-179396)

Dear Mr. Shuman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Data Storage Corporation, a Nevada corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1, as amended (Registration No. 333-179396), be accelerated so that it will become effective at 3:00 P.M. (New York City time) on May 7, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DATA STORAGE CORPORATION

By:   /s/ Richard Rebetti
Chief Operating Officer